This press release may not be published, distributed or diffused in the United States of America.

This press release is not an extension into the United States of the tender offer mentioned herein.

Please see the important notice at the end of this press release.

(Reference Translation)

July 23, 2024

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Repurchase of Shares Through Tender Offer

TOYOTA MOTOR CORPORATION (the “Company”) hereby announces that, by way of a written resolution dated July 23, 2024 in lieu of a resolution of the board of directors pursuant to Article 370 of the Companies Act (Act No. 86 of 2005, as amended; the “Companies Act”) and its articles of incorporation, it has resolved to acquire its treasury shares and to conduct a tender offer as a specific method of acquiring such shares (the “Tender Offer”), in each case pursuant to Article 156, Paragraph 1 of the Companies Act, which is applicable in accordance with Article 165, Paragraph 3 of the Companies Act, and its articles of incorporation.

1. Purpose of purchase, etc.

The Company regards the enhancement of shareholders’ interests as one of its important management policies, and is committed to improving its corporate structure and increasing its corporate value in order to achieve sustainable growth. With regard to dividends, the Company strives to increase its dividend payments in a stable and continuous manner.

In order to survive fierce competition and to transform itself into a mobility company, the Company uses retained earnings to invest in next-generation growth drivers, including environmental technologies to realize a carbon-neutral society and safety technologies for the safety and security of customers, and to create benefits for all stakeholders, including employees, business partners and local communities.

The Company’s basic policy is to pay interim and year-end dividends as dividends of surplus (jouyokin no haitou) twice a year, and the Company resolves to pay these dividends pursuant to the articles of incorporation at a meeting of the board of directors.

In the fiscal year ended March 31, 2024, the Company paid an interim dividend of 30 yen per share and a year-end dividend of 45 yen per share, with a payout ratio (consolidated) of 20.4%.

The Company’s articles of incorporation provide that the Company may, pursuant to Article 165, Paragraph 2 of the Companies Act, repurchase its treasury shares by a resolution of the board of directors without a resolution of the general meeting of shareholders. The purpose of this provision is to implement a flexible capital policy in response to the business environment. During the past 10 years ending July 23, 2024, the Company repurchased its treasury shares through market purchases on the Tokyo Stock Exchange (the “TSE”) as shown in the table below:

Date of Resolution	Cumulative Acquisition Period	Cumulative Number of Shares Acquired (Note 1)	Cumulative Total Acquisition Price
June 17, 2014 (at the meeting of the board of directors held on that date)	July 1, 2014 - December 11, 2014	55,521,900 shares (277,609,500 shares)	359,994,187,054 yen
April 28, 2015 (at the meeting of the board of directors held on that date)	August 10, 2015 - October 29, 2015	47,100,000 shares (235,500,000 shares)	348,212,313,403 yen
May 8, 2015 (at the meeting of the board of directors held on that date)	November 16, 2015 - January 28, 2016	39,942,900 shares (199,714,500 shares)	293,369,559,900 yen
November 5, 2015 (at the meeting of the board of directors held on that date)	February 8, 2016 - March 9, 2016	23,000,000 shares (115,000,000 shares)	139,306,482,600 yen
May 11, 2016 (at the meeting of the board of directors held on that date)	May 18, 2016 - September 2, 2016	87,522,700 shares (437,613,500 shares)	499,984,872,900 yen
November 8, 2016 (at the meeting of the board of directors held on that date)	November 15, 2016 - January 26, 2017	29,033,000 shares (145,165,000 shares)	199,984,654,400 yen
May 10, 2017 (at the meeting of the board of directors held on that date)	May 17, 2017 - August 22, 2017	40,335,500 shares (201,677,500 shares)	249,984,863,600 yen
November 7, 2017 (at the meeting of the board of directors held on that date)	November 14, 2017 - February 21, 2018	33,372,900 shares (166,864,500 shares)	249,984,504,300 yen
May 9, 2018 (at the meeting of the board of directors held on that date)	May 16, 2018 - August 2, 2018	40,808,800 shares (204,044,000 shares)	299,981,727,100 yen

November 6, 2018 (at the meeting of the board of directors held on that date)	November 13, 2018 - January 28, 2019	36,813,900 shares (184,069,500 shares)	249,981,516,800 yen
May 8, 2019 (at the meeting of the board of directors held on that date)	May 15, 2019 - September 20, 2019	43,347,500 shares (216,737,500 shares)	299,999,971,300 yen
November 7, 2019 (at the meeting of the board of directors held on that date)	November 11, 2019 - March 3, 2020	26,185,400 shares (130,927,000 shares)	199,999,343,174 yen
May 12, 2021 (at the meeting of the board of directors held on that date)	June 18, 2021 - September 22, 2021	25,841,400 shares (129,207,000 shares)	249,999,938,600 yen
November 4, 2021 (at the meeting of the board of directors held on that date)	November 5, 2021 - March 7, 2022	70,355,500 shares	149,999,840,600 yen
March 23, 2022 (at the meeting of the board of directors held on that date)	March 24, 2022 - May 10, 2022	46,225,900 shares	99,999,829,781 yen
May 11, 2022 (at the meeting of the board of directors held on that date)	June 17, 2022 - November 1, 2022	90,270,600 shares	185,684,676,616 yen
November 1, 2022 (at the meeting of the board of directors held on that date)	November 2, 2022 - March 16, 2023	79,158,400 shares	149,999,952,100 yen
May 10, 2023 (at the meeting of the board of directors held on that date)	May 18, 2023 - October 30, 2023	64,590,700 shares	149,999,927,050 yen
November 1, 2023 (at the meeting of the board of directors held on that date)	November 2, 2023 - April 24, 2024	32,097,200 shares	99,999,796,450 yen

(Note 1)	The Company conducted a five-for-one stock split of the Company’s common stock effective October 1, 2021. The numbers in parentheses in the table above reflect the effect of the stock split.

The Company has been continuously acquiring its treasury shares as shown in the table above, and following discussions from mid-January 2024 to late April 2024 on increasing the acquisition price of its treasury shares to further enhance returns to shareholders, the Company resolved, at the meeting of the board of directors held on May 8, 2024, to acquire up to 410 million of its treasury shares for a total acquisition price of up to 1 trillion yen during the period from May 9, 2024 to April 30, 2025 (the “Acquisition of Treasury Shares Pursuant to the Resolution of May 8, 2024”).

Meanwhile, on January 17, 2024, MS&AD Insurance Group Holdings, Inc. (“MS&AD”) informed the Company that Mitsui Sumitomo Insurance Company, Limited, a subsidiary of MS&AD and a shareholder of the Company (shareholder ranking as of September30, 2023: 9th) (“Mitsui Sumitomo Insurance”), intended to sell a portion of the 284,071,835 shares of the Company’s common stock held by it (shareholding ratio as of December 31, 2023 (Note 2): 2.11%), and that Aioi Nissay Dowa Insurance Co., Ltd. (“Aioi Nissay Dowa”) intended to sell a portion of the 15,475,420 shares of the Company’s common stock held by it (shareholding ratio as of December 31, 2023: 0.11%), each from the perspective of reducing cross-shareholdings. On January 25, 2024, Tokio Marine & Nichido Fire Insurance Co., Ltd., a shareholder of the Company (shareholder ranking as of September30, 2023: 10th) (“Tokio Marine & Nichido”; together with Mitsui Sumitomo Insurance and Aioi Nissay Dowa, the “Prospective Tendering Shareholders (Nonlife Insurance Companies)”), informed the Company that it intended to sell a portion of the 255,323,570 shares of the Company’s common stock held by it (shareholding ratio as of December 31, 2023: 1.89%) from the perspective of reducing cross-shareholdings.

(Note 2)

The “shareholding ratio as of December 31, 2023” is the ratio (rounded to the second decimal place) to the number of shares (13,485,850,867 shares) calculated by deducting the number of treasury shares held by the Company as of December 31, 2023 (2,829,136,593 shares) from the total number of issued shares (16,314,987,460 shares) as of that day as described in the “Share Buyback Report” filed by the Company on January 12, 2024. The same applies hereinafter.

In response to MS&AD’s and Tokio Marine & Nichido’s notice of intention to sell, on February23, 2024, the Company replied to MS&AD and Tokio Marine & Nichido that it would accept the sale and that it would like to discuss the method and volume of the sale in the future, as it believed that reducing the ratio of the Company’s common stock held by cross-shareholders would contribute to the creation of corporate value from the perspective of strengthening discipline in the Company’s corporate management.

Then, on April 5, 2024, MS&AD proposed that the Company conduct a tender offer to repurchase its treasury shares and that Mitsui Sumitomo Insurance and Aioi Nissay Dowa tender a portion of the Company’s common stock in the tender offer as a method of selling such common stock held by Mitsui Sumitomo Insurance and Aioi Nissay Dowa. On April 5, 2024, the Company began to consider whether to repurchase such stock as treasury shares and the method of acquiring such stock in order to provide Mitsui Sumitomo Insurance and Aioi Nissay Dowa with an opportunity to sell the Company’s common stock in a smooth manner in accordance with MS&AD’s intention, while giving full consideration to the impact on the market price of the Company’s common stock if more than a certain number of the Company’s common stock are sold in the market in an intermittent manner within a certain period of time, and the ideas of improving the Company’s capital efficiency and returning profits to its shareholders. In addition, on April12, 2024, the Company requested Tokio Marine & Nichido to consider whether to tender a portion of the Company’s common stock held by Tokio Marine & Nichido as a method of selling such common stock if the Company decides to conduct a tender offer to repurchase its treasury shares.

After reviewing MS&AD’s proposal, the Company concluded that the Company’s acquisition of such common stock as part of the Acquisition of Own Shares Pursuant to the Resolution of May 8, 2024 would result in a return of profits to shareholders because, if MS&AD sells the Company’s common stock in the market, a certain number of the Company’s common stock would be released into the market, causing a temporary deterioration in the supply and demand for the Company’s common stock and a possible negative impact on the stock price, and if the Company repurchases such common stock as treasury shares, it would contribute to the improvement of the Company’s capital efficiency, including net income per share (EPS) and return on equity (ROE). With regard to the specific method of acquiring its treasury shares, the Company carefully considered the acquisition of a certain number of its treasury shares from the perspective of the Company’s capital policy, taking into consideration the transparency of transactions and the status of transactions in the market. As a result, in late April 2024, the Company concluded that it is appropriate to repurchase its treasury shares by way of a tender offer for the following reasons: (1) a tender offer will provide shareholders other than the Prospective Tendering Shareholders (Nonlife Insurance Companies) with a certain period of time to consider, and will also give them the opportunity to decide, based on market price trends, whether to accept the Company’s acquisition of its treasury shares; (2) purchases made through statutory tender offer procedures will ensure the transparency of transactions; (3) a tender offer is an off-market transaction with relatively little impact on the liquidity of the Company’s common stock in the market; and (4) the acquisition of treasury shares through a market purchase or after-hours trading requires that the purchase price be set at the market price, does not permit a purchase at a certain discount from the market price, and is therefore not a superior option to a tender offer. On April 22, 2024, the Company replied to MS&AD that it would conduct a tender offer to repurchase its treasury shares and that it would repurchase its common stock held by Mitsui Sumitomo Insurance and Aioi Nissay Dowa. On April 24, 2024, the Company received a response from Tokio Marine & Nichido stating that if the Company conducts a tender offer, Tokio Marine & Nichido would tender the Company’s common stock held by it in the tender offer. In addition, the Company discussed the sales volume with MS&AD and Tokio Marine & Nichido, taking into consideration the impact on the Company’s finances and, on April 22, 2024, the Company agreed with MS&AD that Mitsui Sumitomo Insurance would tender 94,690,635 shares of the Company’s common stock (shareholding ratio as of March 31, 2024: 0.70%), which is a portion of the 284,071,835 shares of the Company’s common stock held by it (shareholding ratio as of March 31, 2024 (Note 3): 2.11%), and that Aioi Nissay Dowa would tender 5,158,520 shares of the Company’s common stock (shareholding ratio as of March 31, 2024: 0.04%), which is a portion of the 15,475,420 shares of the Company’s common stock held by it (shareholding ratio as of March 31, 2024: 0.11%). On April 24, 2024, the Company agreed with Tokio Marine & Nichido that Tokio Marine & Nichido would tender 85,107,800 shares of the Company’s common stock (shareholding ratio as of March 31, 2024: 0.63%), which is a portion of the 255,323,570 shares of the Company’s common stock held by it (shareholding ratio as of March 31, 2024: 1. 89%). On May 3, 2024, the Company proposed to MS&AD and Tokio Marine & Nichido that the commencement date of the Tender Offer be July 24, 2024, in view of the time required to prepare for internal approval procedures for the Tender Offer. On May 7, 2024, the Company received a response from MS&AD and Tokio Marine & Nichido stating that they would accept the proposal.

(Note 3)

The “shareholding ratio as of March 31, 2024” refers to the ratio (rounded to the second decimal place) to the number of shares (13,474,172,027 shares) obtained by deducting the number of treasury shares held by the Company as of March 31, 2024 (2,840,815,433 shares) from the total number of issued shares as of the same day (16,314,987,460 shares) as described in the “Share Buyback Report” filed by the Company on April 12, 2024. The same applies hereinafter.

In addition, as corporate governance initiatives have gained momentum in recent years, in order to consider appropriate measures to deal with the sale of the Company’s common stock by cross-shareholders, on April 30, 2024, the Company asked Mitsubishi UFJ Financial Group, Inc. (“MUFG”), which is the parent company of MUFJ Bank, Ltd. (“MUFG Bank”) and Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), both of which are shareholders of the Company, and Sumitomo Mitsui Financial Group, Inc. (“SMFG”), which is the parent company of Sumitomo Mitsui Banking Corporation (“SMBC”) and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”; together with MUFG Bank, MUTB and SMBC, the “Prospective Tendering Shareholders (Banks and Securities Firm)”) (Prospective Tendering Shareholders (Nonlife Insurance Companies) and Prospective Tendering Shareholders (Banks and Securities Firm) collectively being the “Prospective Tendering Shareholders”), about the policies for holding the Company’s common stock held by the Prospective Tendering Shareholders (Banks and Securities Firm) and their intention to sell the Company’s common stock, and confirmed that they have the intention to sell the Company’s common stock held by them. Therefore, on May 10, 2024, the Company contacted MUFG and SMFG regarding their interest in the Tender Offer. Then, on May 24, 2024, the Company received a response from MUFG stating that MUFG Bank would tender 44,950,905 shares of the Company’s common stock (shareholding ratio as of April 30, 2024: 0.33%), which is a portion of the 214,430,905 shares of the Company’s common stock held by it (shareholding ratio as of April 30, 2024 (Note 4): 1.59%), and that MUTB would tender all of the 11,546,010 shares of the Company’s common stock held by it (shareholding ratio as of April 30, 2024: 0.09%). On May 31, 2024, the Company also received a notice from SMFG that it would accept that SMBC and SMBC Nikko Securities would tender all or a portion of the 194,672,475 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 1.45%), which is the aggregate of the 188,057,475 shares of the Company’s common stock held by SMBC (shareholding ratio as of May 31, 2024 (Note 5): 1.40%) and the 6,615,000 shares of the Company’s common stock held by SMBC Nikko Securities (shareholding ratio as of May 31, 2024: 0.05%). Then, on June 7, 2024, the Company received a response from SMFG stating that SMBC and SMBC Nikko Securities would tender 48,668,475 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 0.36%), which is a portion of 194,672,475 shares (shareholding ratio as of May 31, 2024: 1.45%) aggregating the 188,057,475 shares of the Company’s common stock held by SMBC (shareholding ratio as of May 31, 2024: 1.40%) and the 6,615,000 shares of the Company’s common stock held by SMBC Nikko Securities (shareholding ratio as of May 31, 2024: 0.05%). On July 1, 2024, the Company received a notice from SMFG that shares to be tendered would consist of 42,053,475 shares of the Company’s common stock (shareholding ratio as of June 30, 2024: 0.31%), which is a portion of the 188,057,475 shares of the Company’s common stock held by SMBC (shareholding ratio as of June 30, 2024 (Note 6): 1.40%), and all of the 6,615,000 shares of the Company’s common stock held by SMBC Nikko Securities (shareholding ratio as of June 30, 2024: 0.05%).

(Note 4)

“Shareholding ratio as of April 30, 2024” refers to the ratio (rounded to the second decimal place) to the number of shares (13,468,954,017 shares) obtained by deducting the number of treasury shares held by the Company as of April 30, 2024 (2,846,033,443 shares) from the total number of issued shares as of the same day (16,314,987,460 shares) as described in the “Share Buyback Report” filed by the Company on May 13, 2024. The same applies hereinafter.

(Note 5)

“Shareholding ratio as of May 31, 2024” refers to the ratio (rounded to the second decimal place) to the number of shares (13,468,953,395 shares) obtained by deducting the number of treasury shares held by the Company as of May 31, 2024 (2,326,034,065 shares) from the total number of issued shares as of the same day (15,794,987,460 shares) as described in the “Share Buyback Report” filed by the Company on June 13, 2024. The same applies hereinafter.

(Note 6)

“Shareholding ratio as of June 30, 2024” refers to the ratio (rounded to the second decimal place) to the number of shares (13,469,570,195 shares) obtained by deducting the number of treasury shares held by the Company as of June 30, 2024 (2,325,417,265 shares) from the total number of issued shares as of the same day (15,794,987,460 shares) as described in the “Share Buyback Report” filed by the Company on July 12, 2024. The same applies hereinafter.

In determining the purchase price of the Tender Offer (the “Tender Offer Price”), the Company considered that it would be desirable to (i) use the market price of the Company’s common stock as a basis, from the perspective of emphasizing the clarity and objectivity of the basis, and (ii) to repurchase treasury shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the Company’s common stock without tendering in the Tender Offer. Based on the above, on June 25, 2024, the Company made a proposal to MS&AD, Tokio Marine & Nichido, MUFG, and SMFG regarding the tendering of 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%), which is the sum of 94,690,635 shares (shareholding ratio as of May 31, 2024: 0.70%), a portion of the Company’s common stock held by Mitsui Sumitomo Insurance (284,071,835 shares) (shareholding ratio as of May 31, 2024: 2.11%), 5,158,520 shares (shareholding ratio as of May 31, 2024: 0.04%), a portion of the Company’s common stock held by Aioi Nissay Dowa (15,475,420 shares) (shareholding ratio as of May 31, 2024: 0.11%), 85,107,800 shares (shareholding ratio as of May 31, 2024: 0.63%), a portion of the Company’s common stock held by Tokio Marine & Nichido (255,323,570 shares) (shareholding ratio as of May 31, 2024: 1.90%), 44,950,905 shares (shareholding ratio as of May 31, 2024: 0.33%), a portion of the Company’s common stock held by MUFG Bank (214,430,905 shares) (shareholding ratio as of May 31, 2024: 1.59%), all of the Company’s common stock held by MUTB (11,546,010 shares) (shareholding ratio as of May 31, 2024: 0.09%), and 48,668,475 shares (shareholding ratio as of May 31, 2024: 0.36%), a portion of the 194,672,475 shares (shareholding ratio as of May 31, 2024: 1.45%), which is the sum of the Company’s common stock held by SMBC (188,057,475 shares) (shareholding ratio as of May 31, 2024: 1.40%) and SMBC Nikko Securities (6,615,000 shares) (shareholding ratio as of May 31, 2024: 0.05%), in the Tender Offer if the Company conducts a tender offer at a price discounted 10% from the lower of (i) the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day. In respect of the discount rate, in order to grasp the status of the discount rate in a certain number of recent similar projects, the Company confirmed 45 cases of tender offers for treasury shares that completed settlement between June 2022 and May 2024, the past two years, starting from fiscal 2022, when the new market segmentation started due to the reorganization of the TSE and discussions on reduction of cross-shareholdings became more active in Japan, up to the month immediately preceding June 25, 2024, on which the proposal was made (the “Reference Cases”). Of the 45 Reference Cases, in 39 cases (excluding 5 cases in which a premium was set, and 1 case in which the tender offer price was determined using a share valuation report) (of which a discount rate of less than 5% was set in 0 cases, a discount rate of 5% or more and less than 10% was set in 2 cases, a discount rate of 10% (including those that were approximately 10%) was set in 28 cases, and a discount rate of 11% or more was set in 9 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was general and at a reasonable level, and determined that the discount rate be set at this rate. Furthermore, with respect to the price of the Company’s common stock that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of (i) the closing price of the Company on the TSE Prime Market on July 22, 2024, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day, which is a shorter period than the past three months and six months up to July 22, 2024. As a result, the Company received responses from MS&AD, Tokio Marine & Nichido, and MUFG on June 28, 2024, and from SMFG on July 5, 2024, that if the Company conducts the Tender Offer on such terms, they will tender, in the Tender Offer, 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of the 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%) held by the Prospective Tendering Shareholders as of today.

MS&AD, Tokio Marine & Nichido, MUFG, and SMFG explained that they have not determined the policy on handling, including disposition, of the Company’s common stock remaining after the Tender Offer at present, and that they intend to consider possible options.

Based on the considerations and discussions above, as of today, the Company resolved, by way of a written resolution in lieu of the board of directors’ resolution pursuant to Article 370 of the Companies Act and the Company’s articles of incorporation (including electronic or magnetic records; the same applies hereinafter): to repurchase treasury shares pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act as applied mutatis mutandis pursuant to the provisions of Article 165, Paragraph 3 of the Companies Act and the Company’s articles of incorporation; to conduct the Tender Offer as the specific method thereof; and given that the closing price of the Company’s common stock was 3,090 yen on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ resolution (July 23, 2024), and the simple average closing price of the Company’s common stock was 3,261 yen for the past one month up to July 22, 2024 (rounded to the nearest yen; the same applies hereinafter for the calculation of the closing price), to set the Tender Offer Price at 2,781 yen (rounded to the nearest yen; the same applies hereinafter for the calculation of the Tender Offer Price), which is calculated by applying a 10% discount rate to 3,090 yen, the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ resolution (July 23, 2024), the lower price of the two. In addition, in respect of the number of shares to be purchased in the Tender Offer, it is necessary to minimize the outflow of assets from the Company and thus the Company resolved to set it at 290,122,345 shares (shareholding ratio as of June 30, 2024: 2.15%), which was the number of shares that MS&AD, Tokio Marine & Nichido, MUFG, and SMFG responded that they will tender. Also, because there is a possibility that the number of tendered shares will exceed the number of shares to be purchased, as a result of adjusting the number of shares constituting less than one unit using the pro rata method if there are applications to tender in the Tender Offer exceeding the number of shares to be purchased, the Company resolved to set the upper limit at 290,122,445 shares (shareholding ratio as of June 30, 2024: 2.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased in the Tender Offer. The Company has received explanation that if the numbers of Tendered Share Certificates in the Tender Offer (the “Tendered Share Certificates”) exceeds the number of shares to be purchased, and under the pro rata method, there are more shares of the Company’s common stock remaining than expected by the Prospective Tendering Shareholders, the policy on handling, including disposition, of such remaining shares of the Company’s common stock has not been determined at present, and that they intend on considering possible options.

Mr. Masahiko Oshima, the Company’s director, has concurrently held the position of senior advisor of Sumitomo Mitsui Banking Corporation, a subsidiary of SMFG, until July 7, 2024, and Ms. Emi Osono concurrently holds the position of director of Tokio Marine Holdings, Inc. (“Tokio Marine”), the parent company of Tokio Marine & Nichido, and in the relevant written resolution, the written consent from both directors has been obtained. This is because, under the Companies Act, a written resolution requires the written consent of all directors who are eligible to vote on matters relating to the proposal, and since it may be construed that the two directors do not have special interest prescribed in Article 369, paragraph (2) of the Companies Act with respect to the above proposal and are eligible to vote, in such case, written consent is also required from the two directors. There is no fact that Mr. Oshima and Ms. Osono were involved in the consideration of the Tender Offer in their capacities for the Company.

With respect to the funds required for the Tender Offer, the Company plans to allocate all funds from its own capital. The Company’s consolidated on-hand liquidity (cash and cash equivalents; the same applies hereinafter for the calculation of on-hand liquidity) as of March 31, 2024, as described in the Annual Securities Report for the fiscal year ended March 2024 submitted by the Company on June 25, 2024 (the “Annual Securities Report for the Fiscal Year Ended March 2024”), was 9,412,060 million yen (on-hand liquidity ratio: 2.5 months) (Note 7), and is expected to be 8,605,212 million yen (on-hand liquidity ratio: 2.3 months) (Note 8) even after appropriating the funds required for the Tender Offer (806,848 million yen). Therefore, since on-hand liquidity can be sufficiently secured, it is considered that the Company’s financial health and safety can be maintained in the future.

(Note 7)

This was obtained by dividing the Company’s consolidated on-hand liquidity as of March 31, 2024 stated in the Annual Securities Report for the Fiscal Year Ended March 2024 by monthly operating revenue (refers to the figure obtained by dividing the consolidated operating revenue for the fiscal year by 12 months; the same applies hereinafter) calculated from the Annual Securities Report for the Fiscal Year Ended March 2024 (rounded to the second decimal place).

(Note 8)

This was obtained by deducting the amount of funds required for purchase, etc. in the Tender Offer from the Company’s consolidated on-hand liquidity as of March 31, 2024 stated in the Annual Securities Report for the Fiscal Year Ended March 2024, and dividing such figure by the monthly operating revenue calculated from the Annual Securities Report for the Fiscal Year Ended March 2024 (rounded to the second decimal place).

In addition, the policy regarding disposition, etc. of the treasury shares repurchased by the Tender Offer has not yet been determined at present.

The Tender Offer is to be conducted as part of the Company’s ongoing efforts to reduce cross-shareholdings in order to build a lean balance sheet toward its transformation into a mobility company. The Company plans to tender 52,610,900 shares (shareholding ratio of MS&AD’s common stock: 3.31%), which is a portion of MS&AD’s common stock held by the Company (157,832,799 shares) (shareholding ratio of MS&AD’s common stock (Note 9): 9.92%), in the tender offer of treasury shares by MS&AD as announced by MS&AD in the “Notice Regarding Repurchase through Tender Offer, Tender in Tender Offer by TOYOTA MOTOR CORPORATION, and Estimated Gain On Sales of Securities” dated July 23, 2024 (“MS&AD’s Tender Offer of Treasury Shares”), and all of Tokio Marine’s common stock held by the Company (9,414,165 shares) (shareholding ratio of Tokio Marine’s common stock (Note 10): 0.48%), in the tender offer of treasury shares by Tokio Marine as announced by Tokio Marine in the “Notice Regarding Repurchase through Tender Offer” dated July 23, 2024 (“Tokio Marine’s Tender Offer of Treasury Shares”), respectively. With respect to MS&AD’s Tender Offer of Treasury Shares and Tokio Marine’s Tender Offer of Treasury Shares, the Company was notified by MS&AD and Tokio Marine & Nichido on January 17 and 25, 2024 of their intention to sell the Company’s common stock that they hold for the purpose of reducing cross-shareholdings, and in response, in late February 2024, the Company notified MS&AD and Tokio Marine respectively of its intention to sell all or a part of the 157,832,799 shares of MS&AD’s common stock held by the Company (shareholding ratio of MS&AD’s common stock: 9.92%) and all or a part of the 9,414,165 shares of Tokio Marine’s common stock held by the Company (shareholding ratio of Tokio Marine’s common stock: 0.48%), and commenced discussions. In early April 2024, the Company was approached by MS&AD with a request that the sale of MS&AD’s common stock by the Company be conducted by conducting a tender offer by MS&AD aimed at acquiring treasury shares, and the Company tendering in such tender offer. Subsequently, in late April 2024, the Company notified MS&AD to the effect that it will accept such request to conduct the sale of MS&AD’s common stock by the Company through a tender offer by MS&AD aimed at acquiring treasury shares. In addition, in mid April 2024, the Company approached Tokio Marine with a request that the sale of Tokio Marine’s common stock by the Company be conducted by conducting a tender offer by Tokio Marine aimed at acquiring treasury shares, and the Company tendering in such tender offer. As a result, in late April 2024, the Company was notified by Tokio Marine that it accepted such request to conduct the sale of Tokio Marine’s common stock by the Company through a tender offer by Tokio Marine aimed at acquiring treasury shares. Furthermore, in late April 2024, it was agreed that the number of shares of common stock to be tendered by the Company will be 52,610,900 shares (shareholding ratio of MS&AD’s common stock: 3.31%), which is a portion of MS&AD’s common stock held by the Company (157,832,799 shares) (shareholding ratio of MS&AD’s common stock: 9.92%), with respect to MS&AD’s Tender Offer of Treasury Shares, and all of Tokio Marine’s common stock held by the Company (9,414,165 shares) (shareholding ratio of Tokio Marine’s common stock: 0.48%) with respect to Tokio Marine’s Tender Offer of Treasury Share. The Company is also considering and discussing with MUFG and SMFG the sale of 51,291,693 shares (shareholding ratio of MUFG’s common stock: 0.44%) (this includes the 4,608,540 shares of MUFG’s common stock (shareholding ratio of MUFG’s common stock: 0.04%) contributed to the retirement benefit trust set up by the Company, for which the Company reserves the right to authorize the exercise of voting rights; the same applies hereinafter to MUFG’s common stock held by the Company), which is a portion of MUFG’s common stock held by the Company (153,871,693 shares) (shareholding ratio of MUFG’s common stock (Note 11): 1.32%) (this includes the 4,608,540 shares of MUFG’s common stock (shareholding ratio of MUFG’s common stock: 0.04%) contributed to the retirement benefit trust set up by the Company, for which the Company reserves the right to authorize the exercise of voting rights; the same applies hereinafter to MUFG’s common stock held by the Company) and all of SMFG’s common stock held by the Company (6,861,712 shares) (shareholding ratio of SMFG’s common stock (Note 12): 0.52%) (this includes the 1,486,400 shares of SMFG’s common stock (shareholding ratio of SMFG’s common stock: 0.11%) contributed to the retirement benefit trust set up by the Company, for which the Company reserves the right to authorize the exercise of voting rights; the same applies hereinafter to SMFG’s common stock held by the Company) for the purpose of reducing cross-shareholdings, and plans to sell these shares through the market in the future. In addition, the Company has not determined the policy on handling, including disposition, of the 105,221,899 shares (shareholding ratio of MS&AD’s common stock: 6.62%) of MS&AD’s common stock remaining after tendering in MS&AD’s Tender Offer of Treasury Sharesand the 102,580,000 shares (shareholding ratio of MUFG’s common stock: 0.88%) of MUFG’s common stock remaining after the sale of the shares through the market at present, and will consider possible options.

(Note 9)

“Shareholding ratio of MS&AD’s common stock” refers to the ratio (rounded to the second decimal place) to the number of shares (1,590,359,977 shares) obtained by deducting the number of treasury shares held by MS&AD as of June 30, 2024 (17,854,223 shares) from the total number of shares issued by MS&AD as of the same day (1,608,214,200 shares) as described in the “Share Buyback Report” filed by MS&AD on July 9, 2024. The same applies hereinafter.

(Note 10)

“Shareholding ratio of Tokio Marine’s common stock” refers to the ratio (rounded to the second decimal place) to the number of shares (1,962,614,953 shares) obtained by deducting the number of treasury shares held by Tokio Marine as of June 30, 2024 (15,385,047 shares) from the total number of shares issued by Tokio Marine as of the same day (1,978,000,000 shares) as described in the “Share Buyback Report” filed by Tokio Marine on July 11, 2024. The same applies hereinafter.

(Note 11)

“Shareholding ratio of MUFG’s common stock” refers to the ratio (rounded to the second decimal place) to the number of shares (11,690,380,033 shares) obtained by deducting the number of treasury shares held by MUFG as of June 30, 2024 (647,330,887 shares) from the total number of shares issued by MUFG as of the same day (12,337,710,920 shares) as described in the “Share Buyback Report” filed by MUFG on July 11, 2024. The same applies hereinafter.

(Note 12)

“Shareholding ratio of SMFG’s common stock” refers to the ratio (rounded to the second decimal place) to the number of shares (1,308,516,022 shares) obtained by deducting the number of treasury shares held by SMFG as of June 30, 2024 (8,881,062 shares) from the total number of shares issued by SMFG as of the same day (1,317,397,084 shares) as described in the “Share Buyback Report” filed by SMFG on July 12, 2024. The same applies hereinafter.

2. Details of the resolution of the board of directors on the acquisition of treasury shares (Disclosed on May 8, 2024)

(1) Details of resolution

Type of share certificates	Total	Total acquisition cost
Common stock	410,000,000 shares (Upper limit)	1,000,000,000,000 yen (Upper limit)

(Note 1)	The total number of issued shares is 16,794,987,460 shares (as of today).

(Note 2)

The percentage of the total number of shares to be repurchased, 410,000,000 shares, out of the total number of shares issued on June 30, 2024 (excluding 13,469,570,195 treasury shares) is 3.04% (rounded to the second decimal place).

(Note 3)	The period during which the shares can be repurchased is from May 9, 2024, to April 30, 2025.

(2) Listed share certificates relating to treasury shares already repurchased based on the resolutions

Type of share certificates	Total	Total acquisition cost
Common stock	0 shares	0 yen

(Note 4)

There are no share certificates of the Company that have already been acquired by the Company pursuant to the resolution of the board of directors held on May 8, 2024 prior to the publication date for commencing the Tender Offer.

3. Tender Offer outline

(1) Schedule, etc.

(a)	Date of resolution of board of directors	Tuesday, July 23, 2024

(b)	Publication date for commencing the Tender Offer	Wednesday, July 24, 2024 Electronic public notice will be posted, and the posting of the electronic public notice will be published in the Nihon Keizai Shimbun. (https://disclosure2.edinet-fsa.go.jp/)

(c)	Filing date for the tender offer registration statement	Wednesday, July 24, 2024

(d)	Period of the Tender Offer	From Wednesday, July 24, 2024 to Monday, August 26, 2024 (23 business days)

(2) Tender Offer Price

2,781 yen per share of common stock

(3) Basis for calculation of Tender Offer Price

(a) Basis for calculation

In determining the Tender Offer Price, the Company considered that it would be desirable to (i) use the market price of the Company’s common stock as a basis, from the perspective of emphasizing the clarity and objectivity of the basis, and (ii) to repurchase treasury shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the Company’s common stock without tendering in the Tender Offer. Based on the above, on June 25, 2024, the Company made a proposal to MS&AD, Tokio Marine, MUFG, and SMFG regarding the tendering of the 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%), which is the sum of 94,690,635 shares (shareholding ratio as of May 31, 2024: 0.70%), a portion of the Company’s common stock held by Mitsui Sumitomo Insurance (284,071,835 shares) (shareholding ratio as of May 31, 2024: 2.11%), 5,158,520 shares (shareholding ratio as of May 31, 2024: 0.04%), a portion of the Company’s common stock held by Aioi Nissay Dowa (15,475,420 shares) (shareholding ratio as of May 31, 2024: 0.11%), 85,107,800 shares (shareholding ratio as of May 31, 2024: 0.63%), a portion of the Company’s common stock held by Tokio Marine & Nichido (255,323,570 shares) (shareholding ratio as of May 31, 2024: 1.90%), 44,950,905 shares (shareholding ratio as of May 31, 2024: 0.33%), a portion of the Company’s common stock held by MUFG Bank (214,430,905 shares) (shareholding ratio as of May 31, 2024: 1.59%), all of the Company’s common stock held by MUTB (11,546,010 shares) (shareholding ratio as of May 31, 2024: 0.09%), and 48,668,475 shares (shareholding ratio as of May 31, 2024: 0.36%), a portion of the 194,672,475 shares (shareholding ratio as of May 31, 2024: 1.45%), which is the sum of the Company’s common stock held by SMBC (188,057,475 shares) (shareholding ratio as of May 31, 2024: 1.40%) and SMBC Nikko Securities (6,615,000 shares) (shareholding ratio as of May 31, 2024: 0.05%), in the Tender Offer if the Company conducts a tender offer at a price discounted 10% from the lower of (i) the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day.

With respect to the discount rate, of the 45 Reference Cases, in 39 cases (excluding 5 cases in which a premium was set, and 1 case in which the tender offer price was determined using a share valuation report) (of which a discount rate of less than 5% was set in 0 cases, a discount rate of 5% or more and less than 10% was set in 2 cases, a discount rate of 10% (including those that were approximately 10%) was set in 28 cases, and a discount rate of 11% or more was set in 9 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was general and at a reasonable level, and determined the discount rate to be set at this rate. Furthermore, with respect to the price of the Company’s common stock that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of (i) the closing price of the Company on the TSE Prime Market on July 22, 2024, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day, which is a shorter period than the past three months and six months up to July 22, 2024. As a result, the Company received responses from MS&AD, Tokio Marine & Nichido, and MUFG on June 28, 2024, and from SMFG on July 5, 2024, that if the Company conducts the Tender Offer on such terms, they will tender in the Tender Offer, 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of the 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%) held by the Prospective Tendering Shareholders as of today.

Based on the considerations and discussions above, as of today, by way of a written resolution in lieu of the board of directors’ resolution pursuant to Article 370 of the Companies Act and the provisions of the Company’s articles of incorporation, given that the closing price of the Company’s common stock was 3,090 yen on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ resolution (July 23, 2024), and the simple average closing price of the Company’s common stock was 3,261 yen for the past one month up to July 22, 2024, after confirming that the lower of the two prices was 3,090 yen, the closing price of the Company’s common stock on July 22, 2024, the Company resolved: to repurchase treasury shares pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act as applied mutatis mutandis pursuant to the provisions of Article 165, Paragraph 3 of the Companies Act and the Company’s articles of incorporation; to conduct the Tender Offer as the specific method thereof; and to set the Tender Offer Price at 2,781 yen, which will be calculated by applying a 10% discount rate to the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day before the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer. In addition, in respect of the number of shares to be purchased in the Tender Offer, it is necessary to minimize the outflow of assets from the Company and thus the Company resolved to set it at 290,122,345 shares (shareholding ratio as of June 30, 2024: 2.15%), which was the number of shares that MS&AD, Tokio Marine & Nichido, MUFG, and SMFG responded they will tender. Also, because there is a possibility that the number of tendered shares will exceed the number of shares to be purchased, as a result of adjusting the number of shares constituting less than one unit using the pro rata method if there are applications to tender in the Tender Offer exceeding the number of shares to be purchased, the Company resolved to set the upper limit at 290,122,445 shares (shareholding ratio as of June 30, 2024: 2.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased in the Tender Offer

The Tender Offer Price of 2,781 yen represents a 10.00 % discount (rounded to the second decimal place; the same applies hereinafter for the calculation of the discount rate) from 3,090 yen, the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day before the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer; a 14.72% discount from 3,261 yen, the simple average closing price of the Company’s common stock for the past one month up to the same day; and 16.44% discount from 3,328 yen, the simple average closing price of the Company’s common stock for the past three months up to the same day.

Furthermore, based on a resolution of the board of directors on November 1, 2023, the Company recently acquired 32,097,200 shares of the Company’s common stock for 99,999,796,450 yen through market purchases during the acquisition period from November 2, 2023, to April 30, 2024. The average acquisition price per share for these acquisitions through the market purchase method was 3,116 yen (rounded to the nearest yen), resulting in a difference of 335 yen (rounded to the nearest yen) compared to the Tender Offer Price. This difference arises because the acquisition price using the market purchase method was determined based on the market prices on each acquisition date, whereas the Tender Offer Price is based on the closing price of the Company’s common stock on the TSE Prime Market on the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer, which was 3,090 yen. While that amount represents a 0.83% decrease (rounded to the second decimal place) compared to the acquisition price of 3,116 yen for such market purchases, a 10% discount was further applied to arrive at the Tender Offer Price.

(b) Calculation background

In determining the Tender Offer Price, the Company considered that it would be desirable to (i) use the market price of the Company’s common stock as a basis, from the perspective of emphasizing the clarity and objectivity of the basis, and (ii) to repurchase treasury shares at a price discounted to a certain extent from the market price to prevent the outflow of assets from the Company to the extent possible, from the perspective of respecting the interests of the shareholders who will continue to hold the Company’s common stock without tendering in the Tender Offer. Based on the above, on June 25, 2024, the Company made a proposal to MS&AD, Tokio Marine, MUFG, and SMFG regarding the tendering of the 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%), which is the sum of 94,690,635 shares (shareholding ratio as of May 31, 2024: 0.70%), a portion of the Company’s common stock held by Mitsui Sumitomo Insurance (284,071,835 shares) (shareholding ratio as of May 31, 2024: 2.11%), 5,158,520 shares (shareholding ratio as of May 31, 2024: 0.04%), a portion of the Company’s common stock held by Aioi Nissay Dowa (15,475,420 shares) (shareholding ratio as of May 31, 2024: 0.11%), 85,107,800 shares (shareholding ratio as of May 31, 2024: 0.63%), a portion of the Company’s common stock held by Tokio Marine & Nichido (255,323,570 shares) (shareholding ratio as of May 31, 2024: 1.90%), 44,950,905 shares (shareholding ratio as of May 31, 2024: 0.33%), a portion of the Company’s common stock held by MUFG Bank (214,430,905 shares) (shareholding ratio as of May 31, 2024: 1.59%), all of the Company’s common stock held by MUTB (11,546,010 shares) (shareholding ratio as of May 31, 2024: 0.09%), and 48,668,475 shares (shareholding ratio as of May 31, 2024: 0.36%), a portion of the 194,672,475 shares (shareholding ratio as of May 31, 2024: 1.45%), which is the sum of the Company’s common stock held by SMBC (188,057,475 shares) (shareholding ratio as of May 31, 2024: 1.40%), and SMBC Nikko Securities (6,615,000 shares) (shareholding ratio as of May 31, 2024: 0.05%), in the Tender Offer if the Company conducts a tender offer at a price discounted 10% from the lower of (i) the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day. With respect to the discount rate, of the 45 Reference Cases, in 39 cases (excluding 5 cases in which a premium was set, and 1 case in which the tender offer price was determined using a share valuation report) (of which a discount rate of less than 5% was set in 0 cases, a discount rate of 5% or more and less than 10% was set in 2 cases, a discount rate of 10% (including those that were approximately 10%) was set in 28 cases, and a discount rate of 11% or more was set in 9 cases), the most common discount rate was 10%. By reference to this, the Company considered the discount rate of 10% was general and at a reasonable level, and determined the discount rate to be set at this rate. Furthermore, with respect to the price of the Company’s common stock that is the basis of the discount, the Company considered that using a more recent share price would more fully reflect the latest performance of the Company. Accordingly, the Company considered it reasonable, and thus determined, to set the price at the lower of (i) the closing price of the Company on the TSE Prime Market on July 22, 2024, and (ii) the simple average closing price of the Company’s common stock for the past one month up to the same day, which is a shorter period than the past three months and six months up to July 22, 2024. As a result, the Company received responses from MS&AD, Tokio Marine & Nichido, and MUFG on June 28, 2024, and from SMFG on July 5, 2024, that if the Company conducts the Tender Offer on such terms, they will tender, in the Tender Offer, 290,122,345 shares (shareholding ratio as of May 31, 2024: 2.15%), a portion of the 975,520,215 shares of the Company’s common stock (shareholding ratio as of May 31, 2024: 7.24%) held by the Prospective Tendering Shareholders as of today.

Based on the considerations and discussions above, as of today, by way of a written resolution in lieu of the board of directors’ resolution pursuant to Article 370 of the Companies Act and the provisions of the Company’s articles of incorporation, given that the closing price of the Company’s common stock was 3,090 yen on July 22, 2024, i.e., the business day immediately preceding the date of the board of directors’ resolution (July 23, 2024), and the simple average closing price of the Company’s common stock was 3,261 yen for the past one month up to July 22, 2024, after confirming that the lower of the two prices was 3,090 yen, the closing price of the Company’s common stock on July 22, 2024, the Company resolved: to repurchase treasury shares pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act as applied mutatis mutandis pursuant to the provisions of Article 165, Paragraph 3 of the Companies Act and the Company’s articles of incorporation; to conduct the Tender Offer as the specific method thereof; and to set the Tender Offer Price at 2,781 yen, which will be calculated by applying a 10% discount rate to the closing price of the Company’s common stock on the TSE Prime Market on July 22, 2024, i.e., the business day before the date of the board of directors’ meeting at which a resolution was made to conduct the Tender Offer. In addition, in respect of the number of shares to be purchased in the Tender Offer, it is necessary to minimize the outflow of assets from the Company and thus the Company resolved to set it at 290,122,345 shares (shareholding ratio as of June 30, 2024: 2.15%), which was the number of shares that MS&AD, Tokio Marine & Nichido, MUFG, and SMFG responded they will tender. Also, because there is a possibility that the number of tendered shares will exceed the number of shares to be purchased, as a result of adjusting the number of shares constituting less than one unit using the pro rata method if there are applications to tender in the Tender Offer exceeding the number of shares to be purchased, the Company resolved to set the upper limit at 290,122,445 shares (shareholding ratio as of June 30, 2024: 2.15%), which is calculated by adding one unit (100 shares) to the number of shares to be purchased in the Tender Offer.

(4) Number of share certificates planned for purchase

Type of share certificates	Number of share certificates planned for purchase	Number of share certificates planned to be in excess	Total
Common stock	290,122,345 shares	— shares	290,122,345 shares

(Note 1)

If the total number of the Tendered Share Certificates does not exceed the number of share certificates planned for purchase (290,122,345 shares), the Company will purchase all of the Tendered Share Certificates. If the total number of Tendered Share Certificates exceeds the number of share certificates planned for purchase (290,122,345 shares), the Company will not purchase all or some of the surplus. The Company will conduct delivery related to the purchase of share certificates and other settlements according to the pro rata method provided in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, including subsequent revisions, the “Act”) that is applied mutatis mutandis pursuant to Article 27-22-2, Paragraph 2 of the Act, and Article 21 of the Cabinet Office Order on Disclosure Required for Tender Offer for Listed Share Certificates by Issuers (Ministry of Finance Order No. 95 of 1994, including subsequent revisions).

(Note 2)

Even if the shares are less than one unit, such shares are also subject to the Tender Offer. If the shareholders exercise their right to demand purchase of shares less than one unit in accordance with the Companies Act, the Company may purchase its treasury shares during the period for purchase, etc. (the “Tender Offer Period”) in accordance with the procedures under laws and regulations.

(5) Funds required for Tender Offer

806,848,241,445 yen

(Note)

The total funds required for the purchase include the total purchase amount (806,830,241,445 yen), purchase handling charges, and estimated costs for other expenses such as the public notice regarding the tender offer, and printing of the tender offer statement and other necessary documents.

(6) Settlement method

(I) Name and address of head office of financial instruments business operator/bank that will conduct settlement of the Tender Offer

Nomura Securities Co., Ltd.    1-13-1 Nihonbashi, Chuo-ku, Tokyo

(II) Commencement date of settlement

September 18, 2024 (Wednesday)

(III) Settlement method

Upon expiration of the Tender Offer Period, a written notice of purchase though a tender offer will be sent by post to the address or location of any person who consents to the offer for purchase or who offers for sale the share certificates, etc. through the Tender Offer (the “Tendering Shareholders”) (standing proxies in the case of shareholders residing outside Japan and who do not have a tradable account with the tender offer agent (including corporate shareholders; the “Foreign Shareholders”)) without delay.

The purchase will be made in cash. The Tendering Shareholders may receive the proceeds through the tender offer less the applicable withholding tax (note) in the method designated by the Tendering Shareholder without delay on or after the commencement date of settlement (bank transfer fees may apply).

(Note)	Regarding tax-related matters on shares purchased through a tender offer

*Shareholders should make their own decisions after consulting an expert including a certified tax accountant regarding any specific questions and concerns on tax matters.

(i) Taxation for individual shareholders who tendered in the Tender Offer is as follows.

(a) If the Tendering Shareholder is a resident of Japan or a non-resident of Japan holding a permanent establishment in Japan

If the amount of proceeds to be delivered through the Tender Offer exceeds the amount of shares corresponding to the portion serving as the basis of such delivery of the amount of the Company’s stated capital (i.e. if the purchase price per share exceeds the amount of stated capital per share of the Company), the amount corresponding to such portion in excess will be deemed as dividend, and thus taxed. In addition, the amount of proceeds to be delivered through the Tender Offer less the amount to be deemed as dividends will be treated as income from share transfer. If there is no amount to be deemed as dividends (i.e. if the purchase price per share is equal to or less than the amount of stated capital per share of the Company), the entire amount of cash to be delivered will be treated as income from share transfer.

The amount deemed as dividend will be taxed and withheld at the tax rate of 20.315% (comprising of income tax and special income tax for reconstruction (the “Special Income Tax for Reconstruction”) pursuant to the “Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Act No. 117 of 2011, as amended)), which collectively account for 15.315%, and inhabitants tax, which accounts for 5%) (non-residents of Japan holding a permanent establishment in Japan are not required to pay the special collection of 5% inhabitants tax). Provided, however, that if the individual shareholder falls under the category of a large shareholder (the “Large Shareholder”) specified in Article 4-6-2, Paragraph 38 of the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended), the amount equivalent to 20.42% (income tax and Special Income Tax for Reconstruction only) will be withheld. In addition, if the total shareolding ratio of the Tendering Shareholder who will receive the amount to be deemed as dividend and the corporation falling under the category of a family company under the Corporation Tax Act when such Tendering Shareholder is used as the base shareholder for the judgment accounts to three-hundredth (3/100) or more of the total number of issued shares, such amount to be deemed as dividend is subject to comprehensive taxation.

The amount of income from the share transfer less the acquisition costs for such shares is, in principle, subject to separate self-assessment taxation.

When tendering in the Tender Offer with shares in a tax-exempt account (the “Tax-exempt Account”) provided in Article 37-14 (tax exemption on income from transfers of small amounts of publicly-traded shares in a tax-exempt account) of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended), and if the financial instruments business operator at which such Tax-Free Account is opened is Nomura Securities Co., Ltd., in principle, the income from the transfer of shares in the Tender Offer will be exempted from tax. In the case where the Tax-Free Account is opened at a financial instruments business operator other than Nomura Securities Co., Ltd., the handling may differ from the aforementioned.

(b) If the Tendering Shareholder is a non-resident of Japan not holding any permanent establishments in Japan

The amount deemed as dividend will be taxed and withheld at the tax rate of 15.315% (income tax and Special Income Tax for Reconstruction only). Individual shareholders falling under the category of Large Shareholders are subject to withholding tax at the rate of 20.42% (income tax and Special Income Tax for Reconstruction only). Income incurred from such transfer will, in principle, not be taxed.

(ii) If the amount of proceeds to be delivered to corporate shareholders through the Tender Offer exceeds the amount of shares corresponding to the portion serving as the basis of such delivery of the amount of the Company’s stated capital, the amount corresponding to such portion in excess will be deemed as dividend. The portion that is deemed as dividend is, in principle, subject to withholding tax at the rate of 15.315% (income tax and Special Income Tax for Reconstruction only).

Furthermore, the amount to be deemed as dividends, which shall be paid by the Company to the Tendering Shareholders (limited to corporations having its head office or principal office in Japan (domestic corporations)), who directly hold more than one-third (1/3) of the total number of issued shares of the Company on the record date for the payment of such dividends, will not be subject to income tax and Special Income Tax for Reconstruction, and thus will not be withheld.

Foreign Shareholders who wish to receive a reduction or exemption of income tax on the amount of such deemed dividend in accordance with the applicable tax convention should submit an application form for income tax convention to the tender offer agent together with the tender offer application form.

(7) Other

(I)

The Tender Offer is not being made, directly or indirectly, in or to the United States, or by the use of the United States Postal Service or any other methods or means of interstate or international commerce (including but not limited to telephone, telex, facsimile, electronic mail, and Internet communication), and is not conducted through any securities exchange facilities within the United States. Shareholders may not tender their shares in the Tender Offer by any of the foregoing methods or means or through the aforementioned facilities, nor may they tender their shares in the Tender Offer from within the United States. In addition, neither the tender offer registration statement for the Tender Offer nor related purchase documents are being dispatched or distributed by postal mail or any other methods within, to, or from within the United States, and such dispatches or distributions may not be made. Applications to tender in the Tender Offer that are directly or indirectly not in compliance with the above restrictions will not be accepted. No solicitations for acceptance of securities or any other assets are being made to residents of the United States or being made within the United States, and the Company will not accept any securities or any other assets even if residents of the United States send such securities or any other assets to the Company or such securities or any other assets are sent from the United States to the Company. In addition, this press release is not intended to request any indication of intent to tender in the Tender Offer. When tendering their shares in the Tender Offer, the Tendering Shareholders (standing proxies in the case of Foreign Shareholders) may be requested to represent and warrant to the tender offer agent that: the Tendering Shareholder was not located in the United States either at the time of application for tendering or at the time of dispatching the tender offer application form; the Tendering Shareholder has not, directly or indirectly, received or sent any information (including copies thereof) related to the Tender Offer within or to the United States, or from within the United States; the Tendering Shareholder has not used, directly or indirectly, the United States postal mail or any other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, electronic mail, and Internet communication) or through any securities exchange facilities in the United States for the purchase or signing and delivering of the tender offer application form; and the Tendering Shareholder is not acting as an agent or entrusted person/delegate without discretion for any others (excluding cases where such others is giving all instructions concerning the purchase from outside of the United States).

(II)

The Company has obtained verbal responses respectively from, subject to the Company resolving to conduct the Tender Offer, MS&AD that it will tender in the Tender Offer 94,690,635 shares (shareholding ratio as of June 30, 2024: 0.70%) out of the 284,071,835 shares (shareholding ratio as of June 30, 2024: 2.11%) of the Company’s common stock it holds through its subsidiary, Mitsui Sumitomo Insurance (9th largest shareholder as of September 30, 2023), Aioi Nissay Dowa that it will tender in the Tender Offer 5,158,520 shares (shareholding ratio as of June 30, 2024: 0.04%) out of the 15,475,420 shares (shareholding ratio as of June 30, 2024: 0.11%) of the Company’s common stock it holds, Tokio Marine & Nichido (10th largest shareholder as of September 30, 2023) that it will tender in the Tender Offer 85,107,800 shares (shareholding ratio as of June 30, 2024: 0.63%) out of the 255,323,570 shares (shareholding ratio as of June 30, 2024: 1.90%) of the Company’s common stock it holds, MUFG that it will tender in the Tender Offer 44,950,905 shares (shareholding ratio as of June 30, 2024: 0.33%) out of the 214,430,905 shares (holding ratio as of June 30, 2024: 1.59%) of the Company’s common stock it holds through its subsidiary, MUFG Bank, MUTB that it will tender in the Tender Offer all of the 11,546,010 shares (shareholding ratio as of June 30, 2024: 0.09%) of the Company’s common stock it holds, SMFG that it will tender in the Tender Offer 42,053,475 shares (shareholding ratio as of June 30, 2024: 0.31%) out of the 188,057,475 shares (shareholding ratio as of June 30, 2024: 1.40%) of the Company’s common stock it holds through its subsidiary, SMBC, SMBC Nikko Securities that it will tender in the Tender Offer all of the 6,615,000 shares (shareholding ratio as of June 30, 2024: 0.05%) of the Company’s common stock it holds, adding up to a total of 290,122,345 shares (shareholding ratio as of June 30, 2024: 2.15%) out of 975,520,215 shares (shareholding ratio as of June 30, 2024: 7.24%) of the Company’s common stock. Furthermore, the Company has received explanations from MS&AD, Tokio Marine & Nichido, MUFG, and SMFG to the effect that the policy on the handling, including dispositon, of the Company’s common stock which continues to be held by the Prospective Tendering Shareholders even after the Tender Offer (namely, 189,381,200 shares (shareholding ratio as of June 30, 2024: 1.41%) of the Company’s common stock held by Mitsui Sumitomo Insurance, 10,316,900 shares (shareholding ratio as of June 30, 2024: 0.08%) of the Company’s common stock held by Aioi Nissay Dowa, 170,215,770 shares (shareholding ratio as of June 30, 2024: 1.26%) of the Company’s common stock held by Tokio Marine & Nichido, 169,480,000 shares (shareholding ratio as of June 30, 2024: 1.26%) of the Company’s common stock held by MUFG Bank, and 146,004,000 shares (shareholding ratio as of June 30, 2024: 1.08%) of the Company’s common stock held by SMBC that will remain after all the shares which the Prospective Tendering Shareholders intend to tender in the Tender Offer has been purchased, as well as the Company’s common stock that will remain in the event where the number of share certificates, etc. tendered in the Tender Offer exceeds the number of shares to be purchased, and the Company’s common stock remain than expected among the Prospective Tendering Shareholders due to the application of the pro rata method) is currently undecided, and that possible options will be considered.

(III)	The Company has published the “Notice Concerning the Status of the Repurchase of Shares of our Common Stock” on July 3, 2024. Please refer to the publication for more details.

(IV)	The Company has published the “Completion of Investigation Regarding Model Certification Applications (follow-up report)” on July 5, 2024. Please refer to the publication for more details.

This

press release may not be published, distributed, diffused or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia). This press release does not constitute an extension into the United States of the tender offer mentioned in this press release.

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